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11015366

SECURITIES A[...] Was[...]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Raymond Avenue
(No. and Street)

Poughkeepsie (City) NY (State) 12603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Palma 845-485-3338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sharb & Co., LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Amy Napolitano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Capital Services, Inc, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TED H. FINKELSTEIN
Notary Public, State of New York
No. 4774786
Qualified in Putnam County
Commission Expires 8/1/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Prime Capital Services, Inc.

We have audited the accompanying statement of financial condition of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman Ciocia, Inc.) (the "Company") as of June 30, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Capital Services, Inc. as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

New York, New York
August 25, 2011

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT OF FINANCIAL CONDITION

June 30, 2011

ASSETS

Cash and cash equivalents	$ 333,395
Restricted cash and cash equivalents	190,054
Commissions receivable	1,688,478
Securities owned at market value	1,293
Intangible assets (net of accumulated amortization of $1,997,239)	473,349
Goodwill	2,687,244
Receivable from parent	960,870
Other	789,219
Total assets	$ 7,123,902

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 1,389,568
Accounts payable and other accrued liabilities	372,863
Total liabilities	1,762,431
Stockholder's equity	
Common stock, class A; $.01 par value; 5,000 shares authorized; 1,525 shares issued and outstanding	15
Common stock, class B; $.01 par value; 5,000 shares authorized; none issued	-
Preferred stock; $.01 par value; 10,000 shares authorized; none issued	-
Additional paid-in capital	5,582,710
Accumulated deficit	(221,254)
Total stockholder's equity	5,361,471
Total liabilities and stockholder's equity	$ 7,123,902

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT OF OPERATIONS

Year ended June 30, 2011

Revenues	
Commission	$23,241,456
Trading gains, net	794,071
Interest	48,261
Other	56,588
	24,140,376
Operating expenses	
Commissions affiliate	5,483,121
Commissions non-affiliate	9,398,575
Overhead fee to affiliate	8,205,376
Brokerage and licensing fees	1,026,571
Amortization	163,039
Other	360,222
	24,636,904
Net loss	$ (496,528)

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 30, 2011

	Class A common stock *	Class B common stock	Preferred stock	Additional paid-in capital	Retained earnings/ accumulated deficit	Total stockholder's equity
Balance at June 30, 2010	$ 15	$ -	$ -	$7,382,710	$ 275,274	$7,657,999
Net Loss					(496,528)	(496,528)
Dividends Paid				(1,800,000)		(1,800,000)
Balance at June 30, 2011	$ 15	$ -	$ -	$5,582,710	$ (221,254)	$5,361,471

* 1,525 shares issued and outstanding

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT OF CASH FLOWS

Year ended June 30, 2011

Cash flows from operating activities	
Net loss	$ (496,528)
Adjustment to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities	
Amortization	163,039
(Increase) decrease in operating assets	
Commissions receivable	280,120
Securities owned at market value	3,274
Receivable from parent	(411,052)
Other	(129,031)
Increase (decrease) in operating liabilities	
Commissions payable	(173,857)
Securities sold not yet purchased	(2,268)
Accounts payable and other accrued liabilities	156,151
Net cash used in operating activities	(610,152)
Cash flows from investing activities	
Due from employees	105,188
Net cash provided by investing activities	105,188
Net decrease in cash and cash equivalents	(504,964)
Cash and cash equivalents at beginning of year	838,359
Cash and cash equivalents at end of year	$333,395
Supplemental disclosure of cash information:	
Cash and cash equivalents paid during the year for	
Interest	$ -
Income taxes	$ -
Supplemental non-cash disclosure of financing activities:	
Decrease in Receivable from Parent attributable to dividend distribution to the Parent	$ 1,800,000

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

June 30, 2011

NOTE A - ORGANIZATION AND BUSINESS

Prime Capital Services, Inc. ("Prime" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Gilman Ciocia, Inc. ("Gilman"), a publicly owned Delaware corporation. The Company, in addition to conducting proprietary and principal transactions for both over the counter and fixed income securities, is engaged in a retail business focusing on financial planning including referrals from Gilman to generate commission revenue through the sale of securities and insurance products, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirements of SEC rule 15c3-3 under paragraph k(2)(ii). All customer accounts are cleared through National Financial Services LLC.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary and principal transactions of both over-the-counter and fixed-income securities are reflected on a trade-date basis, with any realized gains or losses reflected on the statement of operations. Customer securities transactions are recorded on a settlement-date basis with commission income and expense recorded on a trade-date basis.

Securities owned and securities sold, but not yet purchased are stated at quoted market values and the resulting unrealized gains and losses are reflected in the statement of operations.

Subsequent market fluctuation of securities sold, but not yet purchased, may require purchasing the securities at prices which may differ from the market values reflected in the statement of financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds and are stated at cost, which approximates market value. Cash at times may exceed FDIC insurable limits.

Marketable Securities

The Company's short-term investments consist of trading securities and are stated at quoted market values, with unrealized gains and losses reported as investment income in earnings. Realized gains, realized losses and declines in value deemed to be other-then-temporary, are included in trading gains, net. All gains and losses are calculated on the basis of specific-identification method. Interest earned is included in earnings.

NOTE B – (continued)

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, marketable securities, receivables, and accounts payable, approximated fair value as of June 30, 2011.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such commission receivable outstanding. As of June 30, 2011, management believes such commissions receivable are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

Commission Income

The Company records commission income on mutual funds, insurance products and other agency trades on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. In addition, under the Prime Capital Services, Inc. Registered Representatives contract, each registered representative has indemnified the Company for these claims and is responsible for covering costs in connection with these claims. The Company has established liabilities for potential losses from such complaints, legal actions, government investigations and proceedings. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately

NOTE B – (continued)

reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of June 30, 2011, the Company had accrued approximately $57,000 for these matters. A majority of these claims are covered by the Company's errors and omissions insurance policy. While we will vigorously defend ourselves in these matters and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

Income Taxes

The Company files a consolidated federal income tax return and a combined return for state and local purposes with Gilman. In July 2002, the Company entered into a tax sharing agreement with Gilman whereby the Company computes a separate federal, state and local income tax liability/benefit which is reflected as an intercompany receivable/payable to Gilman to the extent that there is a consolidated income tax liability/benefit.

Impairment of Intangible Assets

Impairment of intangible assets results in a charge to operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The measurement of the future net cash flows to be generated is subject to management's reasonable expectations with respect to the Company's future operations and future economic conditions which may affect those cash flows. The Company tests goodwill for impairment annually or more frequently whenever events occur or circumstances change, which would more likely than not reduce the fair value of a reporting unit below its carrying amount. The measurement of fair value in lieu of a public market for such assets or a willing unrelated buyer relies on management's reasonable estimate of what a willing buyer would pay for such assets. Management's estimate is based on its knowledge of the industry, what similar assets have been valued in sales transactions, current market conditions and independent valuations. Intangible assets with indefinite lives will be subject to impairment.

Identified definite-lived intangible assets will be amortized over their useful lives and reviewed for impairment when circumstances warrant. Amortization of finite-lived intangible assets is calculated on a straight-line basis over 15-20 years.

NOTE C – FAIR VALUE MEASUREMENTS

The Company adopted the fair value guidelines issued by the Financial Accounting Standards Board ("FASB") on July 1, 2007, the first day of our fiscal year 2008. The guidelines defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy of our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table sets forth the liabilities as of June 30, 2011 which are recorded on the balance sheet at fair value on a recurring basis by level within the fair value hierarchy. As required, these are classified based on the lowest level of input that is significant to the fair value measurement:

Description	Total Fair Value of	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash equivalents	$ 190,563	$ 190,563
Marketable securities	$ 1,293	$ 1,293

Cash and cash equivalents of $523,449, includes money market securities of $190,563. The carrying value of our cash and cash equivalents, accounts payable and other current liabilities approximate fair value because of their short-term maturity. All of our other significant financial assets, financial liabilities and equity instruments are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial

NOTE C – (continued)

liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed

NOTE D - INTANGIBLE ASSETS

As of June 30, 2011 the net amount of intangible assets amounted to $473,349, which consisted of intangible assets valued at $2,470,588, in connection with the acquisition of the Company by Gilman which was accounted for under the purchase method. Intangible assets consist of the Broker-Dealer Registration and the Independent Contractor Agreements of the Company in the amounts of approximately $100,000 and $2,370,578, respectively. The related accumulated amortization of the Company's intangible assets at June 30, 2011 amounted to approximately $61,250 and $1,935,989 for the Broker-Dealer Registration and the Independent Contractor Agreements, respectively.

Amortization expense for the fiscal year ended June 30, 2011 amounted to $163,039. Estimated amortization expense for the fiscal years 2012 and 2013 is expected to be $163,039 each year, approximately $147,280 in 2014, and $5,000 in 2015 and 2016.

As of June 30, 2011 the remaining amount of the Company's goodwill, net of amortization recorded prior to June 30, 2002, was $2,687,244.

NOTE E - PAYABLE TO CLEARING BROKER

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company does have $150,000 of cash held on deposit for the satisfaction of any unsettled obligations.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

NOTE F - RELATED-PARTY TRANSACTIONS

The Company entered into a contract with its parent, Gilman Ciocia, Inc (Gilman) to provide overhead services, such as administrative expenses. These administrative expenses include operational costs such as rent, payroll, commission processing services, and other administrative support services. The

NOTE F – (continued)

overhead fee expense is calculated as a fixed percentage of Gilman's administrative expenses. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. The overhead fee for the year ended June 30, 2011, was $8,205,376.

The Company reduced the amount of the receivable due from Gilman through the issuance of a $1,800,000 dividend declared on May 25, 2011 and paid on June 30, 2011.

The Company records commission revenue for sales made by registered representatives that are also employees of Gilman. As of June 30, 2011 $5,483,121 of commission expense and $844,742 of commissions payable, net, were reflected for these transactions in "Commissions affiliate" and "Receivable from parent" in the statement of operation and financial condition, respectively.

The Company receives payment for account supervision for its Registered Investment Advisor affiliate, Asset & Financial Planning, Ltd. (AFP) and pays 100% of this fee to this affiliate. For the year ended June 30, 2011 the amount received by the Company and paid to AFP totaled approximately $4,726,797 which is presented net in the statement of operations.

As of June 30, 2011, there was a net receivable of $960,870 due from parent or affiliates as a result of transactions conducted with the parent and affiliates to date. Such receivable is non-interest bearing.

NOTE G - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2011, the Company had net capital of $566,265, which exceeded its requirement of $117,495 by $448,770. At June 30, 2011, the Company's ratio of aggregate indebtedness to net capital was 3.1 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker, which required, among other things, for the Clearing Broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE H - INCOME TAXES

At June 30, 2011 the Company does not have a separate federal income tax liability as the consolidated group of Gilman does not have any federal tax liability.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION, RISK AND CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers and third party providers. Additionally, substantially all of the Company's cash and securities are held with its clearing broker.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of trade receivables. The majority of the Company's trade receivables are commissions earned from providing financial planning services that include securities/brokerage services. As a result of the diversity of services, markets and the wide variety of customers, the Company does not consider itself to have any significant concentration of credit risk.

NOTE J - REGULATORY AND LEGAL MATTERS

On June 30, 2009, the Securities and Exchange Commission ("SEC") executed an Order Instituting Administrative and Cease-And-Desist Proceedings (the "Instituting Order") Pursuant to Section 8A of the Securities Act, Sections 15(b) and 21(c) of the Exchange Act, and Section 203(f) of the Investment Advisors Act of 1940 (the "Advisors Act") against Gilman Ciocia, Inc. ("Gilman"), the parent company of Prime, Prime, Michael P. Ryan, the President and CEO of Gilman and Prime ("Ryan"), Rose M. Rudden, the Chief Compliance Officer of Prime ("Rudden") and certain other current and former Gilman employee representatives registered with Prime (the "Representatives"). The Instituting Order alleged that Gilman, Prime and the Representatives engaged in fraudulent sales of variable annuities to senior citizens and that Ryan, Rudden and two of the Representatives failed to supervise the variable annuity transactions.

The Instituting Order alleged that Prime willfully: engaged in fraudulent conduct in the offer, purchase and sale of securities; failed to make and keep current certain books and records relating to its business for prescribed periods of time; and failed reasonably to supervise with a view to prevent and detect violations of the federal securities statutes, rules and regulations by the Representatives.

The Instituting Order alleged that Gilman aided, abetted and caused Prime to engage in fraudulent conduct in the offer, purchase and sale of securities.

The Instituting Order alleged that Ryan, Rudden and two of the Representatives failed reasonably to supervise with a view to preventing and detecting violations of the federal securities statutes, rules and regulations by the Representatives.

The Instituting Order alleged that four of the Representatives willfully: engaged in fraudulent conduct in the offer, purchase and sale of securities; and aided, abetted and caused Prime to fail to keep current certain books and records relating to its business for prescribed periods of time.

Hearings were held before an Administrative Law Judge commencing on December 1, 2009 and ending January 15, 2010. On March 16, 2010, the SEC approved the Offer of Settlement by Gilman and Prime regarding the Instituting Order (the "Settlement"). The SEC executed an Order Making Findings and Imposing Remedial Sanctions Pursuant to Section 8A of the Securities Act, Sections 15(b) and 21(c) of the Securities Exchange Act, and Section 203(f) of the Investment Advisers Act of 1940 as to Prime and Gilman (the "Settlement Order").

A settlement was not reached with the SEC by Ryan, Rudden and the Representatives.

Except as to the SEC's jurisdiction over them and the subject matter of the Instituting Order, Gilman and Prime agreed to the Settlement without admitting or denying the findings contained in the Settlement Order. Gilman and Prime chose to settle to avoid costly and protracted litigation.

Under the terms of the Settlement, Gilman and Prime agreed to certain undertakings including retaining an Independent Compliance Consultant to conduct a comprehensive review of their supervisory, compliance and other policies, practices and procedures related to variable annuities. On October 20, 2010, the Independent Compliance Consultant submitted his report of recommendations to the SEC, which are being implemented by the Company.

In addition, Gilman and Prime consented to certain sanctions pursuant to Section 8A of the Securities Act and Sections 15(b) and 21(c) of the Exchange Act. Prime shall cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act and Sections 10(b), 15(c) and 17(a) of the Exchange Act and Rules 10b-5 and 17a-3 thereunder. Gilman shall cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act and Sections 10(b) and 15(c) of the Exchange Act and Rule 10b-5 thereunder. Prime and Gilman were censured.

Prime agreed to pay disgorgement of $97,389 and prejudgment interest of $46,874, for a total payment of $144,263 within twenty (20) days from the issuance of the Settlement Order, which was paid on March 29, 2010. Gilman agreed to pay civil penalties of $450,000 and disgorgement of $1.00. Payment of the civil penalties by Gilman shall be made in the following installments: $53,824 was to be paid within twenty (20) days of the issuance of the Settlement Order, which was paid on March 29, 2010; $198,088 was to be paid within 180 days from the issuance of the Settlement Order; and $198,088 was to be paid within 364 days from the issuance of the Settlement Order, with post-judgment interest due on the second and third installments. $100,000 of the second installment was paid on September 15, 2010 with the balance of $198,088 paid on October 12, 2010. The late payment resulted in the SEC accelerating the third installment, which was paid on December 31, 2010 including interest in the amount o f $8,000.

On June 25, 2010, the Administrative Law Judge issued an Initial Decision concerning Ryan, Rudden and the Representatives. The Administrative Law Judge ordered that Ryan and Rudden each pay a civil money penalty of $65,000. In addition, the Administrative Law Judge ordered that Ryan and Rudden are prohibited from serving in a supervisory capacity with any broker, dealer, or investment adviser with the right to reapply after one year. The Initial Decision became effective on August 5, 2010. On August 11, 2010, our Board of Directors adopted a resolution agreeing to indemnify Ryan and Rudden for the $65,000 civil money penalty.

Michael Ryan will continue to serve as the President and CEO of Gilman. To ensure that Mr. Ryan does not violate the supervisory restrictions contained in the Initial Decision, our Board of Directors has imposed a restriction that prohibits him from exercising any supervisory authority over PCS and AFP, a wholly owned subsidiary and a registered investment advisor, activities or PCS and AFP representatives, including our employees in their capacity as PCS representatives. Our Board of Directors has delegated to Carole Enisman, Executive Vice President of Operations, any issue that could potentially impact the conduct or employment of a PCS or AFP registered representative in his or her capacity as a PCS or AFP registered representative. Ms. Enisman has been instructed that with respect to any such issue, she reports to our Board of Directors, and not to Mr. Ryan as President of Gilman Ciocia, Inc.

The Administrative Law Judge ordered that the Representatives disgorge commissions earned and pay civil money penalties. In addition, the Administrative Law Judge ordered that each of the Representatives is barred from association with any broker, dealer, or investment adviser. Two of the Representatives have filed an appeal of the Initial Decision staying their sanctions pending the appeal. Their appeals were heard by the SEC on August 24, 2011 and a final decision will be issued by the SEC.

NOTE K – SUBSEQUENT EVENTS

The Company has evaluated for disclosure purposes subsequent events through August 25, 2011.

SUPPLEMENTARY INFORMATION

Prime Capital Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule I

June 30, 2011

Net capital	
Stockholder's equity qualified for net capital	$ 5,361,471
Deductions and/or charges	
Non-allowable assets	
Commissions receivable, net	554,354
Goodwill and other intangibles, net	3,160,593
Receivable from parent	960,870
Other assets	58,830
Fidelity bond deduction	56,608
Net capital before haircuts on securities positions	570,216
Haircuts on securities	
Debt securities and others	3,951
Net capital	566,265
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $1,762,431 or $100,000	117,495
Excess Net Capital	$448,770
Ratio of aggregate indebtedness to net capital	3.1 to 1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT REGARDING SEC RULE 15c3-3

June 30, 2011

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

S&Co.
SHERB & CO., LLP
Offices in New York and Florida
Certified Public Accountants

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Prime Capital Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman Ciocia, Inc.) (the "Company"), for the year ended June 30, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholder and Management of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

New York, New York
August 25, 2011

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

SHERB & CO., LLP

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholder
Prime Capital Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation SIPC) for the year ended June 30, 2011, which were agreed to by Prime Capital Services, Inc ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

New York, New York
August 25, 2011

1(B) Ms. Karen Fisher
Prime Capital Services, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

1(B) Securities and Exchange Commission (ORIGINAL)
George S. Canellos, Regional Director
3 World Financial Center
Suite 4-300
New York, NY 10281

2(B) Securities and Exchange Commission (ORIGINAL)
Office of Filings and Information Services
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

1(B) FINRA / Financial Operations(ORIGINAL)
Attn: HeranDansamo
9509 Key West Avenue, 5th Floor
Rockville, Maryland 20850

1(B) FINRA New Jersey District Office
581 Main Street, 7th Floor
Woodbridge, NJ 07095

1(B) National Securities Clearing Corporation
Attn: Surveillance Department
55 Water Street, 22nd Floor
New York, NY 10041

1(B) National Financial Services
Sonja Pavlovic, Risk Department
1000 Plaza 5
Mail Zone NJBD2
Jersey City, NJ 07311

1(B) Arizona Corporation Commission
Securities Division
1300 West Washington Street, 3rd Floor
Phoenix, AZ 85007

1(B) Arkansas Securities Department
Heritage West Building
201 East Markham
Room 300
Little Rock, AR 72201-1692

1(B) State of California
Department of Corporations
1515 K Street, Suite 200
Sacramento, CA 95814

1(B) Office of Financial Regulation
Securities Division
200 East Gaines Street
Tallahassee, FL 32399-0375

1(B) Department of Commerce & Consumer Affairs
Securities Division
335 Merchant Division
Room 2058
Honolulu, HI 96813

1(B) State of New Hampshire
Bureau of Securities Regulation
State House
107 North Main Street, Room 204
Concord, NH 03301-4989

1(B) Office of the Attorney General
Securities Division
Attn: Lisa Lomas
Rembert C. Dennis Building
1000 Assembly Street
Columbia, SC 29201

1(B) Department of Business Regulation
Securities Division
1511 Pontiac Avenue
Cranston, Rhode Island 02920

1(B) Zions First National Bank
Attn: Teresa Beckstead
One South Main Street, Suite 1700
Salt Lake City, UT 84111

PRIME
CAPITAL SERVICES

(A Wholly-owned Subsidiary
of Gilman Ciocia, Inc.)

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

YEAR ENDED JUNE 30, 2011